July 23, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

RE:	Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 3, 2008
File No. 000-50897

Dear Mr. Schwall:

This letter sets forth the responses of Great Panther Resources Limited (the “Company”) to the Staff’s comments relating to the Company’s Form 20-F, contained in your letter dated June 26, 2008. The responses are numbered to correspond to the numbers of the comments in your comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

1.

In future filings, please remove references to the disclosure requirements or definitions contained in former Regulation S-B. Additionally, please also note that as an accelerated filer filing on Form 20-F, the scaled disclosure requirements applicable to smaller reporting companies are not available to you.

RESPONSE:
The Company will remove references to the disclosure requirements or definitions contained in former Regulation S-B in future filings.

Selected Financial Data, page 7

2.

We note that under Canadian GAAP, you present $ 12,579 of amortization, asset write-down and depletion of mineral property, plant and equipment in 2005. You also present a corresponding amount of $416,213 under U.S. GAAP, resulting in a GAAP difference of $403,634. However, you do not present this item as a reconciling item in your financial information under Note 18 on page F-34. Please explain the inconsistency in these presentations, and indicate how you propose to resolve this matter.

RESPONSE:
Under Canadian GAAP in the Selected Financial Data table, we presented $12,579 of amortization and depletion of mineral properties, plant and equipment and we also presented $403,634 as a write-down of mineral property acquisition costs in 2005 in the Statement of Operations and Comprehensive loss. For US GAAP presentation purposes, in the Selected Financial Data section of our Form 20-F, these two captions were combined for simplicity of presentation only and there is no measurement difference that would require disclosure in Note 18 to the consolidated financial statements. The Company will present comparable amounts for Canadian and US GAAP in future filings.

Controls and Procedures, page 117

3.

We note your statement that there have been no changes in your internal control over financial reporting during the quarter ended December 31, 2007. Please comply with Item 15(d) of the Form 20-F instructions, which requires that you disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect your internal control over financial reporting.

Please also include the conforming language in your certifications at Exhibits 12.1 and 12.2, following the guidance in Item 19 of the Form 20-F instructions.

RESPONSE:

The Company confirms that there were no changes to its internal control over financial reporting that occurred during the period covered by the annual report, being the fiscal year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting. The Company also advises that is has taken steps to increase the efficiency of its internal controls to ensure continued accuracy and timeliness of the Company’s financial reporting

We will include the conforming language in our certifications in future filings.

Audit Committee Financial Expert, page 117

4.

We direct you to Item 16A of Form 20-F and instruction 2 thereof. Your disclosure under Item 6.A should be further supplemented to show the relevant experience Mr. Kopcheff has that qualifies him as the audit committee financial expert. In future filings, please supplement your disclosure accordingly.

RESPONSE:
The Company will further supplement our disclosure under Item 6.A in future filings.

5.	In future filings, disclose the definition of independence that you are using in describing your audit committee financial expert as independent.

RESPONSE:
The Company will disclose the definition of independence used in describing our audit committee financial expert in future filings.

Financial Statements

Note 2 – Significant Accounting Policies
Mineral properties, plant and equipment page F-7

6.

We note your disclosure stating that you expense periodic option payments related to mineral properties. Tell us whether you believe any of these options would be appropriately characterized as mineral rights, as defined in EITF 04-02 for U.S. GAAP purposes, and explain the basis for your conclusion. As you may know, we would ordinarily expect costs of acquiring mineral rights to be capitalized, then subject to impairment testing under SFAS 144 and EITF 04-03 for U.S. GAAP purposes. If the options represent mineral rights, please explain how your U.S. GAAP information in Note 18 would need to change to comply with this guidance.

RESPONSE:

During 2005 through 2007, the Company has made periodic option payments related to option agreements associated with the Santo Antonio, San Nino, Virimoa and Mapimi mineral properties as described in note 9 to the consolidated financial statements and incurred various exploration costs as required to assess the properties and also to maintain the Company’s right to explore these properties and earn its future right and option to acquire these concessions should all requirements under the option agreements be satisfied. These option payments were expensed as they were not made in exchange for an interest in the mineral concessions and also the Company had not demonstrated the commercial or economic viability of the mineral deposits during these periods and thus the Company had not yet determined if they would exercise the options once it became exercisable.

In reviewing EITF 04-2, Whether Mineral Rights Are Tangible or Intangible, it was concluded that these periodic option payments were not mineral rights as defined as they were made at a time prior to all conditions of the option agreements being satisfied to allow it to acquire the mineral concessions and extract and retain the benefits from the mineral properties. On March 13, 2007, the Company satisfied all conditions under the Santo Nino option agreement and exercised its right to acquire the Santo Nino Mining Concession for no consideration, which would be considered to be a mineral right and also an intangible asset under EITF 04-2 at that time. We believe that our current U.S. GAAP treatment of expensing these option payments is appropriate under EITF 04-2 and thus no additional disclosures are required in note 18 to the financial statements.

Revenue recognition, page F-9

7.

We note your disclosure stating that revenue is recorded "gross of treatment and refining costs paid to counter parties under terms of the offtake arrangements." Please disclose the terms of these offtake arrangements with details sufficient to understand the reasons you believe that revenue and costs should be reported on a gross rather than net basis. Also indicate how the timing of recognition relates to the physical conveyance of product and rendering of service (e.g. any treatment and refining for which you are responsible).

RESPONSE:

Substantially all of the sales of zinc and lead concentrate are to one customer, Peñoles. Peñoles performs the treatment and processing of the concentrate for a fee stipulated in the sales contracts. The processing fee is stipulated on a per ton of concentrate basis. Treatment and processing fees are deducted by Peñoles from the sales proceeds payable by Peñoles to the Company, i.e. sales are invoiced net of treatment and transportation charges.

Ownership rights of the concentrate are transferred to Peñoles before processing begins, when concentrate is delivered from the Company to Peñoles smelter site. Until the concentrate is delivered to Peñoles, Great Panther carries the risks of the loss or damage of the concentrate, as well as is entitled to the benefits of ownership.

Once delivery to Peñoles processing plant is made, and prior to any processing by Peñoles begins, the risks and rewards of ownership are passed to Peñoles and revenue is recognized by Great Panther. After processing, the concentrate is not returned either physically or through the ownership rights to Great Panther.

Within the meaning of EITF 99-19, Great Panther is a Principal, and not an Agent on these sales transactions, according to the indicators stated in EITF 99-19. In particular:

•

The entity is the primary obligor in the arrangement: the Company mines the ore, produces the concentrate and is responsible for providing the product (concentrate) to the customer (Peñoles) based on the specifications of the contract. The Company is not responsible for the treatment and processing activities and does not take responsibility for the results of such processing.

•

The entity has general inventory risk: until the risks and rewards of the ownership pass over to Peñoles, the Company carries the risks and rewards of ownership of the concentrate, including the risk of the loss or damage of concentrate. It also bears the risk of fluctuations of metal prices (underlying the price of the concentrate), grade and quantity of concentrate.

• The entity has latitude in establishing price: the prices are negotiated and agreed between the Company and Peñoles.

•	The entity changes the product or performs part of the service: the Company mines ore and crushes it into concentrate. It does not perform the treatment process.
•	The Company has physical loss inventory risk (after customer order or during shipping)
•	The Company has credit risk: in case Peñoles defaults on the payments, credit losses will be incurred by the Company.

Thus, the Company should recognize the sale at the gross selling price and recognize the processing fee as an expense.

This treatment is also consistent with EITF 01-9 Issue #1, whereby the payment given to the customer (Peñoles) meets both criteria in paragraph 9, as the payment is for an identifiable service which is separable from the price charged for the concentrate and the Company can estimate the fair value of the benefit of the processing costs.

Exhibits 12.1 and 12.2

8.	We note that you refer to yourself as "the small business issuer." In future filings, you should revise your certifications to refer to yourself as "the company."

RESPONSE:
The Company will revise our certifications to refer to ourselves as “the Company” in future filings.

Engineering Comments
Information on the Company, page 18
General

9.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

	•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

	•	A graphical bar scale; additional representations of scale such as "one inch equals one mile" maybe utilized provided the original scale of the map has not been altered.

	•	A north arrow.

	•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

	•	A title of the map or drawing, and the date on which it was drawn.

	•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

RESPONSE:
Maps for the Company’s Topia, Guanajuato, and Mapimi property have been appended to this letter and will be included in future filings.

10.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties identified in the filing. For any properties discussed which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

	•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

	•	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

	•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

	•	A description of any work completed on the property and its present condition.

	•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

	•	A description of equipment, infrastructure, and other facilities.

	•	The current state of exploration of the property.

	•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

RESPONSE:
Topia Mine

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

As noted on page 33 under the heading “Location and Accessibility”, the Topia and the Topia 2 groups are located in the municipality of Topia in the west central part of Durango State, Mexico; the Las Papas group is about 10 kilometres northeast of the town of Topia; and the Jarillal group is near the town of Torance about six kilometres east of Topia. Access is gained by travelling north for roughly 200 km on paved highway #23 from Durango through the city of Santiago Papasquiaro, and then west on paved and gravel roads to the town of Topia, a distance of approximately 150 km. Total driving time from Durango City is about 8 hours. Most of the main roads in Topia are paved with concrete or cobblestones, and the town contains numerous stores, restaurants and hotels. A small airstrip on the east side of the town is serviced daily from Culiacán, Sinaloa by small aircraft. Flight time from Culiacán is less than an hour.

•	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

As at December 31, 2007, there are no outstanding conditions to retain title to the property. The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

As noted on page 32, the veins of the Topia district have formed along the northeast series of faults. Mineralized veins are limited to the lower series of andesitic lavas and interbedded pyroclastics known as the Topia andesites. These veins contain ore grade mineralization over a limited vertical extent of between 100 and 300 metres but this mineralized zone extends laterally along strike in individual veins for as much as four kilometres.

The workings on the site are named according to the vein worked and the name of the portal such as the Madre Vein on the Tres Varones level. Although some of the different veins are connected by crosscuts, in general the individual veins have been developed individually on several levels. This has resulted in numerous adits being used for production purposes.

(i) Veta Madre

The principle ore source at Topia has been the Veta Madre (“Mother Vein” or “Mother Lode”). This vein has been mined over a strike length of more than three kilometres. Early work was focused primarily east of the Victoria fault and then later from the Cocinera level west of the Carrizo fault. The most recent work on the Veta Madre is in 15-22 mine area which is accessed by the 15-22 (1,522m elev.), the Tres Varones (1,580m elev.) and Don Benito (1,622m elev.) levels. Although longitudinal sections are available for most of the other veins, the long section of the Veta Madre best shows the lateral extent of the mineralization and mine workings at Topia.

One of the prospects for ore is between the Tres Varones and Cocinera levels of the Veta Madre. This area has good vein widths and is relatively accessible. The longitudinal section of the Veta Madre shows many small remnant blocks that may be extracted from the 15-22 level. However, these small blocks will be costly to define and extract. Of greater interest however is the area to the west with one drill intercept. This intercept is west of a major dyke and about 200 metres west of any workings. There is also potential to the east where mineralization is thought to extend. However, there are no drill intercepts in this area. The Veta Madre is also unexplored in the area of the Victoria fault but the vein appears to be faulted into very small pieces in this area that might not permit efficient mining and may make it difficult to follow by drifting. This section of the vein is also directly below the town of Topia.

(ii) Veta Cantanranas

The Veta Cantanranas is the closest vein to the Veta Madre and in fact splays to the north from the Veta Madre looking toward the east. The Cantanranas vein tends to dip steeply to the south, somewhat different than the almost vertical Veta Madre. It has been stoped between sections 200 West and 2600 East and may extend to the Hormiguera mine at 3200 East. The gaps in stope locations on this vein may be due to the overlap of the Madre vein stopes. The combination and then splaying of these two veins makes following them difficult at times and there may be some instances where lost portions of economic veins remain in the walls.

(iii) Mina Argentina

The Argentina vein is located immediately north of the mill and has been exploited between sections 900 East and 1,600 East from six main levels. Vertically the stopes are located between 1,600 and 1,900 metres. Peñoles had postulated potential strike extensions to this vein and some drilling was done to test these theories. Four holes were drilled to the east from surface, in 1986 and in 1987.

The Argentina vein is the northern limit of surface exposure of Topia andesites as rhyolite outcrop is found making exploration of strike extensions difficult. There is potential for the Argentina vein to continue west of the Victoria fault similar to the Madre and Cantanranas veins.

(iv) Animas Vein

The Animas vein is south of the Madre vein and due to the lower surface elevation there seems to be mineralized sections missing due to the level of erosion. Other veins in this area and possible continuations may be the Oliva, La Dura, and Dos Amigos veins. To the north there are other minor veins stoped such as the Santa Cruz and Santa Juliana. Like the major veins all of these veins contain small remnant blocks beside, below and above existing stopes as well as the potential for strike extensions. The numerous faults and splays make following the veins difficult and there is potential for better veins in the wall rock in places where the wrong vein has been followed.

(v) Las Papas

The Las Papas area is located about ten kilometres northeast of Topia. There are 3 known veins with minor underground development and only the Vicente vein has been stoped. At Las Papas the veins occupy both the vein and main fault orientation seen at Topia. Another significant difference in this area is that the Ag:Au ratio is much lower being between 10 and 20 to one instead of the 300 to 1 seen typically at Topia.

•	A description of any work completed on the property and its present condition.

We had conducted extensive work on the Topia property as far back as 2004. The diamond drill program conducted between June 2004 and February 2005 comprised 7,436 metres in 30 surface holes with results evidencing high grade silver-lead-zinc mineralization. Five separate areas were tested with one or two main veins present in each area. The main goal of the program was to test the strike, dip and grade continuity of the veins beyond where they had been mined in the past in order to indicate the exploration potential of the property and to guide the short term underground development work with the goal of successfully reopening the mine.

In December 2005, we commenced limited production at the Topia silver-lead-zinc Mine in Durango, Mexico.

In March 2006, we reached a significant milestone in becoming a primary silver producer with our first shipment of concentrates from operations. In the second half of 2006, we commissioned our second ball mill increasing the plant’s production from 120 to 170 tonnes per day.

More than a dozen sub-parallel veins are known to exist at Topia and some extend for more than 4 kilometres along strike. During 2007, ongoing exploration development of the mine continued to demonstrate high grades of silver-lead-zinc in relatively narrow veins. In addition, new underground drilling and chip-sampling has demonstrated very good potential on the yet unmined parts of the Don Benito and La Dura veins.

Vein widths are typically narrow, (0.2 to 1.0 meter). The Company is successfully utilizing a resuing method of stope mining whereby the waste material adjacent to the vein is mined first to provide the waste-rock floor onto which the narrow vein is cleanly mined.

Immediately behind the plant, a decline ramp from the main access adit (tunnel), Level 'A', has intersected the Argentina vein both on and above the Level 2. This is the top priority area for development and exploitation due to its proximity to the mill and the presence of wider high grade silver-lead-zinc veins. A sub-level above Level 2 has been driven “on-vein” to explore the immediate area around the intersection of the closest surface drill hole (A04-04 from Great Panther's 2004 program that returned grades of 644 g/t Ag, 11.9% Pb and 3.1% Zn over 0.96 metres and 571 g/t Ag, 8.4% Pb, and 2.6%Zn over 0.40 metres in 2 closely spaced veins). The Level 2 and associated sub-level will provide the base for stope preparation and stoping during 2008.

Deeper drilling from surface of the Argentina Vein was underway at the end of 2007 to outline the deeper potential to support further development of the mine to Levels 3, 4 and 5.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

In the last half of 2005, the Company re-furbished and re-commissioned the mill. As noted above, the Company also commissioned our second ball mill in the second half of 2006, increasing the plant’s production from 120 to 170 tonnes per day.

In 2007, the production capacity of the processing plant increased to 200 tonnes per day (tpd) with the commissioning of the third and largest mill.

•	A description of equipment, infrastructure, and other facilities.

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico. This includes the mill, buildings, offices, houses and quarters for the workers, underground mining equipment and surface vehicles.

•	The current state of exploration of the property.

Please refer to pages 38-41 of the Company’s Form 20-F for detailed discussion on the current state of exploration at Topia.

•	The total costs incurred to date and all planned future costs.

As at December 31, 2007, total costs incurred on mineral properties, plant and equipment were $8,221,000. Total costs incurred on exploration were $5,985,000.

Planned costs for 2008 are approximately $6.4 million for capital investment and exploration.

•	The source of power and water that can be utilized at the property.

Topia is connected to the national power grid. Artesian springs located above Topia provide water year-round by gravity to the town. Most of the lower mine portals discharge water and the Victoria adit has provided enough water to supply milling activities in the past.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

There are no known reserves on the property and the proposed program is exploratory in nature.

Guanajuato Mine

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

The Guanajuato Mine Complex is located alongside the city of Guanajuato, 380 km northwest of Mexico City in central Mexico. Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres. The principle claim group is centred at approximately 21o03’N latitude and 101o15’W longitude (NAD 27, UTM coordinates 2327500N, 265500E). The Guanajuato Mine Complex consists of 1,107.28Ha, made up of 28 non-contiguous concessions.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon. Toll free-ways skirt the city linking it with Leon, Guadalajara, and Mexico City. All of the facilities of the Guanajuato Mine are accessed from city streets.

•	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

As at December 31, 2007, there are no outstanding conditions to retain title to the property. The Company has mineral and some surface rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

As noted on page 44, three major fault systems with associated mineralization occur in the Guanajuato Mining District; La Luz, Sierra, and the Veta Madre systems, the largest being the 25 km long Veta Madre. The principal mineralizing event is thought to be late Oligocene in age +27 Ma, which has created three identifiable stages of mineralization according to Clark (2005); “1) pre-ore, 2) ore, 3) post-ore and the ore can be divided into three zones; upper ore, lower ore, and deep ore.” The upper ore is defined as being >2,100m a.s.l., lower ore is found between 2,100m and 1,700m a.s.l. and deep ore as being <1,700m a.s.l.

All historic descriptions of the mineralization contain the term “ore”. In most cases, the terminology applies to previously mined mineralization. Historic authors have generally agreed that there are three separate zones of mineralization; upper ore, lower ore and deep ore. Normally this categorization refers to areas now mined out but in other cases, it refers to horizons of un-mined material that may contain mineralization that would not be considered as “ore” as defined by NI 43- 101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada. The authors have chosen to use the same language to be consistent with the historic documentation and are not implying that the mineralization will ever become ore that can be mined at a profit.

The Veta Madre systems strike northwesterly and dip 450 to 650SW. The bulk of the mining production has come from a five-kilometre section of the Veta Madre stretching between the Valenciana shaft of our Company’s ground in the northwest to the Sirena shaft on Peñoles ground in the southeast. In this five kilometre area, the vein stockwork averages approximately 20m in width but can be as wide as 90m. Most of the historic production has come from the economically important lower ore level (2,100m to 1,700m a.s.l.) and is typically associated with faults and both footwall and hanging wall stockwork vein systems.

The argentiferous mineralization is hosted in quartz veins with gangue mineralogy of quartz, calcite, pyrite, adularia, and sericite. The principal silver bearing mineralization is acanthite (argentite), aguilarite and naumannite while gold occurs as free gold and as electrum. The gold to silver ratios vary from approximately 1:70 to 1:200. Base metal mineralization is not common; when it occurs it is observed as chalcopyrite, sphalerite and galena. The exception is the “deep ore” in the Rayas mine which is associated with chalcopyrite and galena. The economic mineralization is hosted in quartz-carbonate-adularia veins and stockwork systems with identifiable “ore-shoots” that carry the bulk of the economic mineralization. The ore shoots are discontinuous, 10-40m wide and typically equal in vertical dimensions to strike length. The discontinuous nature of the ore-shoots has made ongoing underground and surface exploration challenging and not necessarily well understood. On average, approximately 20% of the volume of the individual veins becomes ore. The higher grade portions of the veins range in width from less than a meter up to 90m in width, historic average grade in the Veta Madre are 450g/t Ag and 2.5g/t Au.

•	A description of any work completed on the property and its present condition.

The Guanajuato Silver-Gold Mine Complex in Guanajuato, Mexico consists of three principal mines, the Valenciana, Cata and Rayas. These mines occupy the heart of the 25 kilometre long Veta Madre (Mother Lode) structure that controls the majority of the silver-gold mineralization in the Guanajuato Mine District. Silver was discovered in the area in 1548 with estimates of historical production ranging from 700 million to 1.5 billion ounces of silver, and 4 to 7 million ounces of gold.

Limited drilling was completed on the property in the 1980's and 1990's which indicated that silver-gold mineralization continues to depth under the existing workings.

Mining at Guanajuato has been conducted since the year 1600, initially by the Spaniards but since 1939 by a mining cooperative. Production by the latter, from whom the Company bought the property, had dwindled to about 200 tonnes per day by 2005, despite the plant capacity of 1,200 tonnes per day. It stopped completely in August of that year and Great Panther took possession of the mine in December 2005.

In addition to the Rayas and Cata Mines, mining is currently being conducted in the San Vicente North, Promontorio and Guanajuatito areas, which are accessible by ramps. San Vicente North is adjacent to the southeast side of the old Animas Mine, where surface drilling by Great Panther in 2006 intersected zones of previously unknown high grade silver-gold mineralization. Mining at Guanajuatito is pursuing a zone of high grade mineralization intersected by the Company’s surface drilling in late 2005 and 2006. At Promontorio, development is progressing to access an area from where encouraging drill intersections were reported during 2007. Mining at the Cata Mine is focused on an area below the previously worked Cata Clavo where recent drilling results indicate that the high grade mineralization extends at depth.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

After a period of preliminary plant and mine rehabilitation, Great Panther commenced production in June of 2006 after a period of preliminary plant and mine rehabilitation. The plant at Guanajuato contains three ball mills and the Company initiated production with one ball mill, brought a second on stream in November 2006, and commissioned the third ball mill in 2007. A metallurgical testwork program, directed by a senior Canadian metallurgist, was initiated in the fourth quarter of 2007 to assess the plant upgrades necessary to improve plant recovery and concentrate quality.

•	A description of equipment, infrastructure, and other facilities.

As part of the purchase of the mines on October 25, 2005, the Company acquired 1,107 hectares in two main properties, the 1,200 tonne-per-day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights.

•	The current state of exploration of the property.

Please refer to pages 52-64 of the Company’s Form 20-F for detailed discussion on the current state of exploration at Guanajuato.

•	The total costs incurred to date and all planned future costs.

As at December 31, 2007 total costs incurred on mineral properties, plant and equipment at the Guanajuato mines were $13,403,000. Total exploration costs were $4,258,000.

Planned costs for 2008 are approximately $4.1 million for capital investment and exploration.

•	The source of power and water that can be utilized at the property.

The electricity supply to the operations in our Guanajuato unit is provided through the national power grid administered by CFE. The water supply is carried out through groundwater of our mines and rainwater filtrations.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

There are currently no known reserves conforming to NI 43-101 Standards of Disclosure for Mineral Projects adopted by the securities regulators in Canada and the proposed program is exploratory in nature.

Mapimi

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

The Property is situated in the northern plateau region of Durango State. It is located approximately 66 kilometres west of the town of Bermejillo and 100 kilometres north-west from the city of Torreon and San Pedro de las Colonias, in Coahuila State. The property is easily accessible and the infrastructure is considered excellent, since the property is bisected by paved highway approximately 100 kilometres from Peñoles’ smelter at Torreon.

Airports are situated in the city of Torreon as well as the city of Durango. Both airports have scheduled daily flights to and from Mexico City, Mazatlan, Monterrey and Houston, Texas.

•	Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

On September 11, 2006, the Company signed an option agreement to purchase 100% of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly “Km 66”) in eastern Durango State, Mexico. In consideration for the right and purchase option the Company must make staged payments totaling US$3,000,000 (US$100,000 paid) and issue 500,000 common shares (200,000 shares issued) over a four year period. The vendors retain a 3% NSR of which, each 0.5% up to a maximum of 2% can be purchased by the Company for US$500,000.

The Concessions are valid for 50 years from the time of grant and most are valid until 2053.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Mineralization at Mapimi includes lead, zinc, and silver minerals with lesser amounts of gold and copper minerals. The mineralization at Mapimi is associated with hydrothermal breccias and stockworks related to a cluster of rhyolite domes, and shows a strong similarity to the historic Real de Angeles District in Zacatecas State, Mexico. An upper, oxidized portion (~40-60m) of the mineralization at Mapimi consists of jarosite and hematite; with sulphides consisting of pyrite, silver sulfosalts, sphalerite and galena at depth.

The breccias have a general orientation of N40E, and a steep northwest dip. The largest breccia to date has known dimensions of 250 by 45 meters but is open in all directions. More than 20 breccia bodies have been identified in 5 main sectors. The focus during the late 1990's was on the Carmen, La Gloria, and Palmitas sector breccias, with no drilling done on the others. As the topography of the area is very subdued, other breccias may well have been overlooked and the extensive property contains excellent potential for additional mineralization.

•	A description of any work completed on the property and its present condition.

The Company has carried out two phases of drilling, airborne and ground-based magnetometer surveys as well as induced polarization surveys over most of the property. The geophysical surveys have identified a large untested target northeast of the main drilling areas as well as provided additional information on the geophysical nature of the mineralized breccias present on the property. The first phase of drilling included a total of 29 holes totaling about 6,300 metres. The Company also initiated a second phase of drilling in October 2007. The second phase of drilling is mainly targeted at the large, newly discovered geophysical anomaly identified in the north eastern part of the property.

Please refer to pages 68 – 76 for further details of work completed on Mapimi.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

This is not applicable.

•	A description of equipment, infrastructure, and other facilities.

Bermejillo, a town of 12,000 people, is 60 kilometres east via a paved highway or railroad. The town contains many stores, hotels, and restaurants as well as a possible labour pool for mining operation.

See discussion on location and means of access above for further discussion on infrastructure.

•	The current state of exploration of the property.

Please refer to pages 70-76 of the Company’s Form 20-F for detailed discussion on the current state of exploration at Mapimi.

•	The total costs incurred to date and all planned future costs.

As at December 31, 2007, total exploration costs incurred were $3,083,000.

Planned costs for 2008 are approximately $2.3 million for exploration

•	The source of power and water that can be utilized at the property.

The municipality of Mapimi is on an electrical power grid and has telephone services provided by TelMex. Water and drainage systems are also present.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

There are no known reserves on the property and the proposed program is exploratory in nature.

Other Properties

The Virimoa and San Antonio properties are not considered material. On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property. As described on page 27 on our filing, the Company entered into an agreement on February 2, 2007 with Altair Ventures Incorporated by which Altair was granted an option to earn a 70% interest in the San Antonio property.

C. Primary Mining Properties, page 22
Production – Topia Mine, page 24

11.

You disclose a silver equivalent grade in this section. Please disclose how this estimate was calculated and disclose the relevant parameters, such as commodity prices and metallurgical recovery which were used.

RESPONSE:

Silver equivalent ounces were established using commodity prices of US$600 per oz, US$12 per oz, US$0.60 per lb, and US$1.50 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Topia Mine. Average recoveries of 86.1% for Ag, 84.3% Au, 89.6% Pb and 82.9% Zn were realized which resulted in the production of 279,441 oz Ag, 643 oz Au, 1,619,560 lbs Pb and 1,867,712 lbs Zn for a silver equivalent production of 625,726 ounces.

Guanajuato Mine Complex, page 24

12.

Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated.

RESPONSE:
“Reserve” and “resource” estimates are referred to in brackets as the Company has neither proven nor probable reserves on this property that meet the standards of National Instrument 43-101.

The Company will remove any reference to estimates not in compliance with NI34- 101 in future filings.

13.

With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that such information is not in compliance with NI43-101, you may need to remove disclosure of the related estimates.

RESPONSE:
The Company will remove any reference to estimates not in compliance with NI43- 101 in future filings.

14.	You discuss historical exploration activities and you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

RESPONSE:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

Geological exploration at the Guanajuato Mine project is justified broadly based on the following. After a complete review of over 65 years of accumulated geological mapping, detailed sampling, and drilling by the former operator, the Company’s geological team outlined numerous areas in late 2005 for further detailed exploration either by surface or underground core drilling, detailed geological mapping and re-sampling. Key areas that were and continue to be explored are listed below. Core drilling related to immediate mine planning / exploitation is not considered in this review.

Guanajuatito: The 2005 review of historic data revealed that underground sampling and surface core drilling with economically significant results had not been exploited. As such, the underground workings were re-mapped, and sampled to confirm previous results. On surface, a core drilling program was conducted in late 2005 and 2006. Based on the favourable results mining and mine development re-commenced in 2007. The geology department at the Guanajuato Mine continues exploration activities with daily sampling, geological mapping and development underground core drilling.

Valenciana: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A small program of underground geological mapping and sampling in 2006 confirmed the 2005 historic review. Of particular note are that multiple veins were mapped and extremely high grade silver-gold values were noted on the margins of old “Spanish” stopes. Due to logistical limitations in re-establishing services into Valenciana, detailed underground geological mapping and sampling was delayed until August 2008. Underground core drilling, below the 1,700 meter level, is expected to commence in March 2009.

Tepeyac: The 2005 review of historic data revealed that underground development above the 2,000 meter elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. A core drilling program consisting of eight (8) holes was completed during 2007 with no significant results.

Maravillas: The 2005 review of historic data revealed that underground development above the 2,000 meter elevation was minimal with no evidence of surface drilling. This gap in exploration along the Veta Madre, along the west flank of the old “Spanish” Cata orebody workings, was seen as an excellent opportunity to potentially drill off a shallow section of economically significant mineralization. Six (6) core holes were completed in 2007 with two (2) containing significant silver-gold mineralization in the Veta Madre. A follow up surface core drilling program of four (4) core-holes will be completed in early 2009.

Cata: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. A deep underground drilling program, below the 1,700 meter elevation (previous lower level of exploitation), to in-fill and expand the previous operator’s drilling at Cata commenced in 2007 and is expected to be completed in October 2008. Economically significant mineralization has been intersected in many of the Cata deep drill holes, as reported in various news releases of 2007 and 2008. Several other areas of economic significance were underground-geologically mapped and re-sampled in 2006. As there has been no exploitation in these areas, the mine geological staff is presently conducting an 11-hole drill program to outline economically significant mineralization. Exploitation in the deepest parts of Cata, and below the previous operator’s work, re-commenced in 2007 and is ongoing with a program a ramping, sub-level development and cut-and-fill exploitation.

San Vicente and Animas: The 2005 review of historic data revealed that underground sampling with economically significant results had not been exploited. As this ore was readily accessible from surface, it was the first area to undergo geological mapping and re-sampling during 2005 and 2006. In 2006 a surface core drilling program intersected economically significant results leading to re-commencement of underground exploitation in 2007. Exploitation in the San Vicente and Animas areas is on-going.

Rayas: The 2005 review of historic data revealed that underground sampling and underground core drilling with economically significant results had not been exploited. Exploitation is on-going with back filling of old stopes and mining of old pillars. Renewed exploration of the deep potential at Rayas, below the 1,650 level of previous exploitation, was delayed due to the need to de-water the deep portions of the Rayas area, and constraints due to equipment priorities. Presently an exploration cross cut is being driven so that deep underground drilling can commence below the area of exploitation. The cross cut will take another six (6) months to fully complete but drilling is expected to commence in October 2008 when the first drill station is completed.

Promontorio: The 2005 review of historic data revealed that underground sampling with economically significant results had not been exploited. Surface geological map and rock sampling was completed in 2005. Surface core drilling in 2006 intersected economically significant mineralization and was followed up in 2007 with more detailed core drilling. Mine development and exploitation into the Promontorio area commenced in early 2008 from two underground levels accessed from the San Vicente area.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

Area	Total Meters	Time Frame	Cost ($USD)**

Underground Drilling:

Valenciana	8,000	Oct 09 to Sept 10	$1,200,000
Cata	3,000	ongoing to Oct 08	$450,000
Rayas	8,000	Oct 08 to Sept 09	$1,200,000

Surface Drilling:

Guanajuatito	2,500	Jan 09 to Mar 09	$375,000
Maravillas	500	Apr 09 only	$75,000

Underground Mapping and Sampling:

Valenciana		Aug 08 to Feb 09	$85,000

TOTAL			$3,385,000	USD

** Cost is all inclusive (drilling, geological personnel, assaying).

•	If there is a phased program planned, briefly outline all phases.

There is no phased program.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

This is not applicable.

•	Disclose how the exploration program will be funded.

Exploration program at Guanajuato will be funded through cash flow from operations.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Robert F. Brown, P. Eng

The exploration program will be guided by Robert F. Brown, P. Eng (Province of British Columbia, Canada) who is both the Company qualified person as defined under NI43-101 and Vice President of Exploration.

Mr. Brown gained insight into exploration geology and on-site mine geology working 15 years with LAC Minerals Ltd, a former Canadian mining company, and then another 14 years with various junior exploration companies, in Canada, Mexico, Ecuador, Peru, Argentina and Indonesia before joining the Company in 2004.

William Vanderwall, B.Sc.

The Company’s Exploration Manager, William Vanderwall, B.Sc. Geology will oversee the daily operations.

Mr. Vanderwall was appointed to the position of Exploration Manager, Mexico in November 2006. He is responsible for Great Panther's exploration activities in Mexico as well as the definition of new resources at the producing mines in Guanajuato and Topia, and at the advanced stage Mapimi project.

With 29 years in the gold and silver mining industry, having spent approximately equal time in production and exploration, Mr. Vanderwall is a proven mine-finder and production manager with a strong emphasis on safety, having worked his entire career without a lost time accident. He was most recently Mine Superintendent at the Getchell Mine in Nevada, a 1,000 ton per day high-grade underground gold mine owned by the two largest gold mining companies in the world. He has held the positions of Country Exploration Manager in Guatemala for Glamis Gold; Vice President of Exploration and Environmental Affairs in West Africa for International Tournigan Corporation, and Country Exploration Manager in Argentina for Sunshine Mining.

Mr. Vanderwall graduated from Arizona State University in 1979 magna cum laude with a B.Sc. in Geology with a minor in mathematics. He is a member of the Society for Mining, Metallurgy and Exploration, and the Society of Economic Geologists.

15.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

RESPONSE:

Core and rock samples are brought to surface every day from various underground workings to two central gathering points. Mine channel samples are sorted in a secure building within the Guanajuato complex and hand delivered to an on-site, independently operated laboratory. Core samples are delivered to a large secure warehouse complex within the Guanajuato complex where they undergo detailed logging and are cut in half with a core saw, with half the core bagged for assay and the other half stored securely in a locked building. Exploration geologists add blank and standard samples into the sequence of bagged core, and deliver the samples to the laboratory.

Mine channel samples are collected daily by trained samplers under the supervision of mine geologists. Mine geologists mark up the underground locations where the samples are to be taken by the samplers. The samplers label the sample bags, collect the samples, and seal the bags underground. The samplers then carry the samples to surface and to the secure area. Mine geologists then sort the samples and add blank and standard samples into the sequence of samples, and deliver the samples to the laboratory.

In the core warehouse, geologists log the core. This includes detailed geotechnical measurements, geological logging following a standardized geological legend, and marking the core for core saw splitting. After the core is split the geologists describe in detail each sample to be taken, then label, tag, fill, and seal each sample bag with the appropriate core. Samples are delivered daily to the laboratory.

Rock and core geological and sample details are entered daily into a dedicated geological database located on the Guanajuato Mine computer server.

The Guanajuato assay laboratory was constructed in 2006-07 in an old warehouse within the Guanajuato Mine complex. It was designed by SGS Canada Inc., an internationally recognized analytical company (SGS Group). Laboratory equipment was procured from sources recommended by SGS, and construction was overseen by SGS. The Guanajuato Mine laboratory was the 101st independent laboratory designed and built by SGS. The laboratory is owned by the Company and independently operated by SGS.

All samples collected at the mine are assayed at the on-site laboratory. All samples are assayed for silver and gold using a combination of fire assay and atomic absorption finish. Select samples including mine concentrate samples use a combination of fire assay and gravimetric finish for silver and gold assaying. Certain exploration samples are also analyzed for copper, lead, zinc, arsenic, and antimony using aqua regia digestion and atomic absorption finish. Assay results are stored in an onsite computer server, and e-mailed daily to the Guanajuato Mine computer server. Assays are then merged into the mine database.

Assay quality assurance is guaranteed by the company geologists inserting blank, standard and split samples into the sample sequence. Standard samples are inserted one every twenty samples, while blanks and splits are inserted one every 40 samples. This is apart from internal quality assurance measures taken by SGS.

D. Primary Exploration Properties, page 25
Mapimi Project, page 25

16.	Please classify the resource estimate that your refer to as the oxide and sulfide resources for this Mapimi project.

RESPONSE:
As noted in the third paragraph of this section, the entire (all oxide and sulphide) resource is in the Inferred class. No further breakdown is necessary or possible.

17.

The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimate. Show how this calculation demonstrates that the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

RESPONSE:

The following recovery parameters were used to determine the cutoff grade estimates in the September 2006 Technical Report by Wardrop: Gold-70%, Silver-76%, Lead-80%, and Zinc 80%. The Company has provided a resource, not a reserve, estimate. As such, the resource estimate does not include a detailed analysis of operating costs.

Virimoa Project, page 27

18.

We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near your property and instead focus the disclosure solely on your property interests.

RESPONSE:
We will remove information about any mines, prospects, or companies operating in or near our property and instead focus the disclosure solely on our property interests in future filings.

Payable Metal from Wardrop Resource, page 34

19.

We note that you disclose payable metal based on your resource estimate for the Topia mine. We generally find that disclosure regarding payable metal for estimates other than proven or probable reserves implies a degree of reliability that does not have a sufficient basis due to the uncertainty surrounding factors involved in its calculation. Given that you have not established proven or probable reserves for this deposit, it appears you should limit your disclosure to the tonnage and metal grades associated with your resource estimates and clearly define your contained metal estimates as such.

RESPONSE:
The Company will limit our disclosure to the tonnage and metal grades associated with our resource estimates in future filings.

Exploration, page 46

20.

We note you refer to sample ranges as you discuss your sampling programs. As for reporting the results of sampling and chemical analyses, please read the following points regarding mineralization of existing or potential economic significance, which we believe would be generally consistent with meaningful disclosure:

	•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

	•	Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

	•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

	•	Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

	•	Eliminate statements containing grade and/or sample-width ranges.

	•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

	•	Generally, use tables to improve readability of sample and drilling data.

	•	Soil samples may be disclosed as a weighted average value over an area.

	•	Refrain from reporting single soil sample values.

	•	Convert all ppb quantities to ppm quantities for disclosure.

	•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please advise us of the changes necessary to comply with this guidance or describe any circumstances that you believe would support an alternate approach.

RESPONSE:
In our opinion, no changes are necessary to comply with the above guidance. The Company would be happy to review with you any specific examples or concerns.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at 604-638-8956.

Yours truly,

Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited